Exhibit 99.5

SOS Ltd. Announces Pricing of $7.85 Million Public Offering

NEW YORK, March 13, 2024 /PRNewswire/ -- SOS Limited (NYSE: SOS) (the “Company” or “SOS”), a multifaceted company that engages in the blockchain and cryptocurrency operations and commodity trading, announced today that it has entered into a securities purchase agreement with certain accredited investors to purchase approximately $7.85 million worth of its American Depositary Shares (“ADS”) and warrants in a public offering.

Under the terms of the securities purchase agreement, the Company has agreed to sell 5,233,332 ADSs and warrants to purchase 10,466,664 ADSs. The warrants will be exercisable immediately upon the date of issuance and have an exercise price of $1.50. The warrants will expire five years from the date of issuance. The purchase price for one ADS and one corresponding warrant will be $1.50. The gross proceeds to the Company from the follow-on offering are estimated to be $7.85 million before deducting the placement agent’s fees and other estimated offering expenses. The public offering is expected to close on or about March 15, 2024, subject to the satisfaction of customary closing conditions.

The Company intends to use the proceeds from the offering to develop its cloud cryptocurrency mining and cryptocurrency security and insurance business as well as for working capital and general corporate use.

Maxim Group LLC is acting as sole placement agent in connection with this offering.

The securities described above are being offered by the Company pursuant to a registration statement on Form F-1, as amended, (File No.: 333-276006) (the “Registration Statement”) which was declared effective by the Securities and Exchange Commission (the “SEC”) on March 13, 2024, 9:00AM EST time. The offering is being made only by means of a prospectus which is a part of the Registration Statement. A preliminary prospectus relating to the offering has been filed with the SEC and available on the SEC’s website at http://www.sec.gov. Copies of the final prospectus relating to this offering, when available, will be filed with the SEC and may be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, at (212) 895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

About SOS Limited

SOS is an emerging blockchain-based service solution provider and also engaged in blockchain and cryptocurrency operations, which currently include cryptocurrency mining and maybe expand into cryptocurrency security. Since April 2021, we launched commodity trading via our subsidiary SOS International Trading Co. Ltd; major trading commodity includes mineral resin, soy bean, wheat, sesame, liquid sulfur, petrol coke and latex etc. For more information, please visit: http://www.sosyun.com/.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the Federal Securities Act, including but not limited to our expectations of future financial performance, business strategy or business. These statements constitute forecasts, prospects and forward-looking statements and are not performance guarantees. SOS warns that forward-looking statements are subject to many assumptions, risks and uncertainties that will change over time. Forward looking statements may be identified by words such as “may”, “can”, “should”, “will”, “estimate”, “plan”, “project”, “forecast”, “intend”, “expect”, “predict”, “believe”, “seek”, “target”, “Outlook” or similar words. Specifically, forward-looking statements may include statements related to the following matters of the company:

●	Ability to implement its business plan;

●	Changes in SOS product and service market; and

●	Expansion plans and opportunities.

These forward-looking statements are based on information available as of the date of this press release and our management’s current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, but not are limited to, the risk factors described by SOS in its filings with the Securities and Exchange Commission (“SEC”). These risk factors and those identified elsewhere in this press release, among others, could cause actual results to differ materially from historical performance and include, but are not limited to:

●	Local government’s policies and regulatory oversight of crypto currency mining operation and our other operations;

●	SOS’s blockchian and supercomputing, commodity trading and marketing solutions businesses are still under development, with many uncertainties in the future direction and integration of these various business segments;

●	Failure to manage the newly launched commodities trading business effectively;

●	Loss of key customers in the commodity trading business;

●	failure to access a large quantity of power at reasonable costs could significantly increase SOS operating expenses and adversely affect our demand for SOS’s mining activities;

●	any significant or prolonged failure in the data warehouse facilities and data mining facilities that SOS operates or services it provides, including events beyond its control, would lead to significant costs and disruptions and would reduce the attractiveness of its facilities, harm its business reputation and have a material adverse effect on its results of operation;

●	security breaches or alleged security breaches of our data warehouses could disrupt SOS operations and have a material adverse effect on its business, financial condition and results of operation; uncertainty in global supply chain and international shipping and

●	fluctuation in the crypto currency price.

●	other risks and uncertainties indicated in SOS’s SEC reports or documents filed or to be filed with the SEC by SOS.

Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and you should not place undue reliance on these forward-looking statements in deciding whether to invest in our securities. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SOURCE SOS Ltd.

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